UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 23 November 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE: HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South Africa.
Our assets in PNG – an open pit mine
(Hidden Valley), as well as the
significant Golpu project – are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock
Exchange. The bulk of our shareholders
are in South Africa and the United
States. Additional information on the
company is available on the corporate
website, www.harmony.co.za.
Results of Harmony’s annual general meeting
Johannesburg: Monday, 23 November 2015: Harmony Gold Mining
Company Limited (‘Harmony’ or ‘the Company’) advises shareholders that, at
Harmony’s annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting forming part of the Company’s 2015 integrated annual report. There were 436 189 392 ordinary shares in issue as at the date of the annual general meeting.
The voting results of the resolutions were as follows:
Ordinary
resolution
1:
Re-election of director: Fikile De Buck
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.84%
0.16%
382 578 722
87.71%
0.02%
Ordinary
resolution
2:
Re-election of director: Modise Motloba
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.84%
0.16%
382 598 762
87.71%
0.01%

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4
Ordinary
resolution
3:
Re-election of director: Patrice Motsepe
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.72%
0.28%
382 597 559
87.71%
0.01%
Ordinary
resolution
4:
Re-election of director: Joaquim Chissano
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
98.86%
1.14%
382 579 092
87.71%
0.02%
Ordinary
resolution
5:
Re-election of audit and risk committee member: John Wetton
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.94%
0.06%
382 596 703
87.71%
0.01%
Ordinary
resolution
6:
Re-election of audit and risk committee member: Fikile De
Buck
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.94%
0.06%
382 595 012
87.71%
0.02%

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4
Ordinary
resolution
7:
Re-election of audit and risk committee member: Simo
Lushaba
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
92.77%
7.23%       382 593 912
87.71%
0.02%
Ordinary
resolution
8:
Re-election of audit and risk committee member: Modise
Motloba
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.93%
0.07%       382 573 859
87.71%
0.02%
Ordinary
resolution
9:
Re-election of audit and risk committee member: Karabo
Nondumo
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.93%
0.07%        382 594 087
87.71%
0.02%
Ordinary
resolution
10:
Reappointment of external auditors:
PricewaterhouseCoopers Incorporated
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.88%
0.12%        382 577 893
87.71%
0.02%

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4
Ordinary
resolution
11:
Approval of remuneration policy
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
91.65%
8.35%       382 559 893
87.70%
0.02%
Ordinary
resolution
12:
General authority to issue shares for cash
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.76%
0.24%        382 616 034
87.72%
0.01%
Ordinary
resolution
13:
Amendments to the share plan
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.91%
0.09%        381 810 609
87.53%
0.19%
Special
resolution
1:
To approve non-executive directors’ remuneration
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.89%
0.11%        382 516 542
87.70%
0.03%
Special
resolution
2:
Financial assistance to related and inter-related companies
Shares
voted for
(% total
shares
voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted (number)
Total shares
voted (% of total
shares in issue)
Shares
abstained
(% of total
shares in
issue)
99.90%
0.10%        382 550 511
87.70%
0.03%
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 23, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director